EXHIBIT 99

Network Equipment Technologies Announces
Preliminary Results for Q3 Fiscal 2006

Fremont, CA, January 4, 2006 – Telecommunications equipment maker Network Equipment Technologies, Inc. (NYSE: NWK), announced today it expects revenue for the third quarter of fiscal 2006 to be in the range of $16.0 to $16.5 million, representing a loss of $0.25 to $0.30 per share.

During the conference call held in October 2005 following the release of results for its fiscal second quarter, the Company had stated that it expected third-quarter revenue to be in the range of $19.0 to $23.0 million. However, revenue in the quarter was adversely affected by two major factors involving the Company's government business. First, the Federal Government again deferred some major programs, including those for which N.E.T.'s equipment has been chosen. Second, portions of the 2006 Federal defense budget, normally approved in October, were not approved until the last day of the quarter, which caused additional revenue delays. In addition, the Company has not yet seen a ramp-up of sales to enterprise customers.

In conjunction with this announcement, N.E.T. will host a discussion of its preliminary results for the fiscal third quarter with the financial community today, January 4, 2006, at 5:00 p.m. EST. To access the call, listeners should dial (800) 603-9684 from the U.S. or Canada and (706) 643-1389 from International locations, at least 10 minutes prior to the scheduled start time. No access number or password is required. A limited number of dial-in lines will be available. Alternatively, the discussion will be broadcast live via N.E.T.'s website at www.net.com on the Investor Relations page. A replay of the call will be available by approximately 7:00 p.m. EST Wednesday by calling (800) 642-1687 from the U.S. or Canada and (706) 645-9291, access code 3805500 for the replay only. An archived version of the discussion will also be available on the Investor Relations page of N.E.T.'s website shortly after the conclusion of the live broadcast.

About Network Equipment Technologies

Network Equipment Technologies is a leading provider of networking equipment that enables enterprises, governments and carriers to adapt to a broadband future. An architect of the networking industry, N.E.T. has been supplying service providers, governments and enterprises around the world with bulletproof networking technology for more than 20 years. Visit www.net.com -- the first address in networking.

Forward looking statements

Statements made in this press release other than statements of historical fact are forward-looking, including those relating to the financial results the Company expects to report, the Company's positioning for the future, and the timing of recognition of revenues. Investors are cautioned that these statements are based upon current estimates and assumptions that involve risks and uncertainties that might cause actual results to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include the ability to deliver products in a timeframe sufficient to allow for recognition of revenue in a particular quarter, circumstances regarding specific sales that can affect the recognition of revenue, possible discrepancy between preliminary results and final results, and other risks, including those identified in the Company's filings with the Securities and Exchange Commission, including Forms 10-K and 10-Q, and in other press releases and communications. Network Equipment Technologies, Inc. disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

###